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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☒ Form N-CSR

For Period Ended: 06/30/2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ETF Opportunities Trust
Full Name of Registrant

Former Name if Applicable

8730 Stony Point Parkway, Suite 205
Address of Principal Executive Office (Street and Number)

Richmond, VA 23235
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

EXPLANATORY NOTE

Due to technical issues experienced during the filing process the administrator was not able to complete the N-CSR filings for the referenced funds by the end of day in the Edgar system. These filings were successfully completed on the following day. There were no changes to the filed documents as a result of the delay.

Below is a list of every affected Fund

S000080897 (T-REX 2X INVERSE NVIDIA DAILY TARGET ETF)	C000243469 (T-REX 2X INVERSE NVIDIA DAILY TARGET ETF)
S000080898 (T-REX 2X INVERSE TESLA DAILY TARGET ETF)	C000243470 (T-REX 2X INVERSE TESLA DAILY TARGET ETF)
S000080899 (T-REX 2X LONG NVIDIA DAILY TARGET ETF)	C000243471 (T-REX 2X LONG NVIDIA DAILY TARGET ETF)
S000080900 (T-REX 2X LONG TESLA DAILY TARGET ETF)	C000243472 (T-REX 2X LONG TESLA DAILY TARGET ETF)
S000095466 (T-REX 2X LONG RDW DAILY TARGET ETF)	C000264189 (T-REX 2X LONG RDW DAILY TARGET ETF)
S000097418 (T-REX 2X LONG EOSE DAILY TARGET ETF)	C000266603 (T-REX 2X LONG EOSE DAILY TARGET ETF)
S000097514 (T-REX 2X LONG FIGR DAILY TARGET ETF)	C000266705 (T-REX 2X LONG FIGR DAILY TARGET ETF)
S000098202 (T-REX 2X LONG APH DAILY TARGET ETF)	C000267879 (T-REX 2X LONG APH DAILY TARGET ETF)
S000101636 (T-REX 2X LONG PAAS DAILY TARGET ETF)	C000271850 (T-REX 2X LONG PAAS DAILY TARGET)
S000101637 (T-REX 2X LONG SNDK DAILY TARGET ETF)	C000271851 (T-REX 2X LONG SNDK DAILY TARGET)
S000083890 (TappAlpha Innovation 100 Growth & Daily Income ETF)	C000247975 (TappAlpha Innovation 100 Growth & Daily Income ETF)
S000083891 (TappAlpha S&P 500 Growth & Daily Income ETF)	C000247976 (TappAlpha S&P 500 Growth & Daily Income ETF)
S000100025 (TDAQ LIFT ETF)	C000269835 (TDAQ LIFT ETF)
S000100026 (TSPY LIFT ETF)	C000269836 (TSPY LIFT ETF)
S000091436 (Tuttle Capital Bitcoin 0DTE Covered Call ETF)	C000259101 (Tuttle Capital Bitcoin 0DTE Covered Call ETF)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Karen Shupe	(804)	267-7400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ETF Opportunities Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 14, 2026	By: /s/	Karen Shupe
		Name:	Karen Shupe
		Title:	Treasurer and Principal Executive Officer

Date:	September 14, 2026	By: /s/	Ann MacDonald
		Name:	Ann MacDonald
		Title:	Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).